

06013825



Apollo Hospitals
CHENNAI
touching lives

SUPPL

Date : May 12, 2006

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C
20549-0302

Dear Sir,

Sub : Board Meeting held on May 12, 2006
Ref : Apollo Hospitals Enterprise Limited - File No. 82-34893

We wish to inform you that the Board of Directors of the Company at its meeting held today approved the following, in addition to other matters;

- Subject to required approvals being obtained, including approval of the members of the company to raise long term resources by issue of securities such as Global Depositary Receipts (GDRs)/American Depositary Receipts (ADRs)/Foreign Currency Convertible Bonds (FCCBs) in the international market up to USD 115 million (including green shoe option) or equivalent thereof on such terms and conditions as may be approved by the Board;

- Subject to required approvals being obtained, including approval of the members of the company to issue warrants convertible into equity shares up to 2.5% of the existing share capital to the promoters / promoter group. The issue price shall not be less than the price calculated in accordance with SEBI guidelines for preferential allotment of shares/warrants and would be issued on such terms and conditions as may be approved by the Board;

- Subject to required approvals being obtained, including approval of the members of the Company to delist the equity shares of the Company from Madras Stock Exchange Limited (MSE).

Please take note of the same in your records.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For APOLLO HOSPITALS ENTERPRISE LIMITED

S.K. VENKATARAMAN
CHIEF FINANCIAL OFFICER
AND COMPANY SECRETARY.

IS/ISO 9001 : 2000

APOLLO HOSPITALS ENTERPRISE LIMITED
General Office : Ali Towers, IIIrd Floor, # 55, Greams Road, Chennai - 600 006. Tel : 044-2829 0956, 2829 3896, 2829 3333
Extn : 5681, Telefax : 044-2829 0956 Grams : "APOLLO HOSP" E-mail : apolloshares@vsnl.net Website : www.apollohospitals.com

Regd. Off. : 19, Bishop Gardens, Raja Annamalaipuram, Chennai - 600 028